16002164

Washington, D.C.

SEC
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APR 07 2016
Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 5th Avenue, Fifth Floor
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig E. Wicks (412) 762-9595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant St., Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

AKB

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Craig E. Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

February 26, 2016

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Lois M. Perlik, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement and Notes

Statement of Financial Condition 2

Notes to Statement of Financial Condition... 3-26

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
PNC Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2015

(in thousands)

Assets		
Cash and cash equivalents	$	123,820
Cash and securities segregated under Federal and other regulations		8,126
Receivables from brokers, dealers and others		247,261
Receivables from customers		2,679
Other receivables (net of reserves of $21)		5,136
Securities owned - at fair value ($506 million pledged)		
Agency residential and commercial mortgage backed		510,478
State and municipal		142,871
Corporate debt		17,842
U.S. government and government agencies (see Note 7 for segregated securities)		21,849
Securities purchased under agreement to resell		103,917
Deferred tax asset		8,199
Other assets		14,705
Total assets	$	1,206,883
Liabilities and Member's Equity		
Liabilities		
Repurchase agreements	$	489,700
Securities sold not yet purchased - at fair value		
U.S. government		128,046
Other debt securities		5,445
Deferred revenue		10,533
Payable to brokers, dealers and others		3,478
Accrued salaries and benefits		51,536
Accrued tax liability		285
Payable to customers		33,946
Other liabilities		10,610
Total liabilities		733,579
Member's equity		473,304
Total liabilities and member's equity	$	1,206,883

The accompanying notes are an integral part of this financial statement

1. Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

We prepared these financial statements using estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to our fair value measurements, reserve on receivables, and litigation reserves. Actual results may differ from the estimates and the differences may be material to the financial statements.

The Company evaluated the materiality of identified errors in the financial statements using both an income statement and a balance sheet approach. We also consider the impact of subsequent events.

Cash and Cash Equivalents
Cash and cash equivalents, includes cash held at PNC Bank, N.A., an affiliate and wholly owned subsidiary of PNC. Cash and cash equivalents also include money market funds held at an affiliate, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Cash and securities segregated under Federal and other regulations
Cash and securities segregated under Federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business. This line item also includes segregated cash margin collateral held at PNC Bank, N.A.

Reserve on Receivables
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions
Securities transactions are recorded on a trade date basis. Securities are considered trading assets and are marked to fair value.

In the normal course of business, the Company purchases securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2015 the Company had obtained securities under resale agreements with a fair value of approximately $103.5 million, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Securities Valuation
U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

Resale and Repurchase Agreements
Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts.

It is the policy of the Company to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be repurchased and resold and additional collateral may be obtained where considered appropriate to protect against credit exposure. The counterparty on all resale agreements at December 31, 2015, was PNC Bank, N.A.

Depreciation and Amortization
Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	**Estimated Useful Lives (in years)**
Furniture and equipment	7
Personal computers	5
Computer software	5
Internally developed software	1-5

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes
The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Deferred Revenue
Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value
The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 12, Fair Value of Financial Instruments.

Recently Adopted Accounting Standards
In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. This ASU impacts the accounting for repurchase-to-maturity transactions and transfers executed contemporaneously with a repurchase agreement with the same counterparty (i.e., a repurchase financing) by requiring secured borrowing accounting. We adopted this accounting as of January 1, 2015. The disclosure requirements were adopted in the current reporting period. Adoption of this ASU did not have a material effect on our results of operations or financial position.

Recently Issued Accounting Standards

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU changes the accounting for certain equity investments, financial liabilities under the fair value option and presentation and disclosure requirements for financial instruments. Equity investments not accounted for under the equity method of accounting will be measured at fair value with any changes in fair value recognized in net income. Equity investments without readily determinable fair values may be measured at cost adjusted for impairment and other changes resulting from observable price changes in orderly transactions for a similar investment of the same issuer. A qualitative assessment may be utilized to evaluate equity investments without readily determinable fair values for impairment. If impairment exists, the investment is required to be measured at fair value. In addition to the changes for certain equity investments, the ASU also 1) requires that instrument-specific credit risk change in the fair value of a financial liability accounted for under the fair value option be presented in other comprehensive income, 2) clarifies that an entity should consider deferred tax assets related to available-for-sale securities when evaluating the need for a valuation allowance on deferred tax assets, 3) eliminates the requirement for entities to disclose the methods and significant assumptions used to estimate disclosed fair values for financial instruments measured at amortized cost, 4) requires that the disclosed fair values represent an exit price, and 5) requires that financial assets and liabilities be presented by measurement category and form of instrument on the balance sheet or within the accompanying notes to the financial statements. The ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 and should be applied through a cumulative-effect adjustment to the balance sheet, except for the amendment related to equity securities without readily determinable fair values, which should be applied prospectively. We plan to adopt all provisions consistent with the effective date and are currently evaluating the impact of this ASU on our results of operations and financial position.

3. Futures Contracts

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to credit risk is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits which reduce credit risk. At December 31, 2015, the Company had gross notional futures contract commitments to sell U.S. government obligations and Eurodollar obligations of $52.5 million and $10 million, respectively. The unrealized loss on these instruments at December 31, 2015 was approximately $135,000 and is reflected net of cash paid as a component of other assets.

4. Financial Derivatives

The Company enters into interest rate swap agreements with PNC Bank, N.A. to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2015 was approximately $63.6 million. The unrealized gain and unrealized loss on these instruments at December 31, 2015, was approximately $27 thousand and $2.7 million, respectively, which is included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company has pledged $2.4 million in cash collateral held by PNC Bank, N.A. related to these instruments at December 31, 2015.

The Company also utilizes forward contracts with third parties and with PNC Bank, N.A. in the form of TBA ("To Be Announced") securities to invest in and hedge mortgage-backed instruments. The total gross notional amount on the forward contracts at December 31, 2015 was approximately $2.1 billion. The unrealized gain and loss on these instruments at December 31, 2015 was approximately $8.1 million and $4.5 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

We do not utilize a net presentation on the Statement of Financial Condition for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Collateral is typically exchanged daily based on the net fair value of the positions with the counterparty as of the preceding day.

The fair value of any securities held or pledged is not included in the net presentation on the Statement of Financial Condition. The following table shows the impact of legally enforceable master netting agreements on our derivative assets and derivative liabilities positions as of December 31, 2015. The table also includes the fair value of any securities collateral held or pledged under these agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Refer to Note 5 Repurchase and Resale Agreements for additional information related to resale and repurchase agreements offsetting.

Derivative Assets and Liabilities Offsetting

December 31, 2015 *in thousands*	Gross Fair Value Derivative Assets	Amounts Offset Under Master Netting Agreements: Fair Value Offset Amount	Amounts Offset Under Master Netting Agreements: Cash Collateral	Net Fair Value Derivative Assets	Securities Collateral Held Under Master Netting Agreements	Net Amounts
Derivative assets						
Interest rate contracts (d)	$ 27	$ -	$ -	$ 27	$ -	$ 27
TBA contracts (e)	8,118	-	-	8,118	-	8,118
Total derivative assets	$ 8,145	$ -	$ -	$ 8,145 (b)	$ -	$ 8,145

December 31, 2015 *in thousands*	Gross Fair Value Derivative Liabilities	Amounts Offset Under Master Netting Agreements: Fair Value Offset Amount	Amounts Offset Under Master Netting Agreements: Cash Collateral	Net Fair Value Derivative Liabilities	Securities Collateral Pledged Under Master Netting Agreements	Net Amounts
Derivative liabilities						
Interest rate contracts (d)	$ 2,742	$ -	$ -	$ 2,742	$ 2,400	$ 342
TBA contracts (a) (e)	4,523	-	-	4,523	-	4,523
Total derivative liabilities	$ 7,265	$ -	$ -	$ 7,265 (c)	$ 2,400	$ 4,865

(a) We have pledged cash totaling $2.3 million under these agreements to collateralize net derivative liabilities owed to counterparties.

(b) Represents the derivative asset value included in other assets on the Statement of Financial Condition.

(c) Represents the derivative liability value included in other liabilities on the Statement of Financial Condition.

(d) If we had applied netting by our counterparties, our net liability would have been $315 thousand.

(e) If we had applied netting by our counterparties, our net asset and net liability would have been $6.8 million and $3.2 million, respectively.

In addition to using master netting arrangements and related collateral agreements to reduce credit risk associated with derivative instruments, we also seek to minimize credit risk by entering into transactions with counterparties with high credit ratings and by using internal credit approvals, limits, and monitoring procedures. Collateral may also be exchanged under certain derivative agreements that are not considered master netting agreements.

Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives.

5. Repurchase and Resale Agreements

As discussed in Note 2 the Company enters into repurchase and resale agreements where we transfer securities to/from PNC Bank, N.A., a related party, with the agreement to repurchase/resell those securities at a future date for a specified price. Repurchase and resale agreements are treated as collateralized financing transactions for accounting purposes and are generally carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest. Repurchase and resale agreements are typically entered into with counterparties under master netting agreements which provide for the right to set off amounts owed one another and liquidate the purchased or borrowed securities in the event of counterparty default. Our policy is to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be repurchased and resold and additional collateral may be obtained where considered appropriate to protect against credit exposure.

The table below shows the amounts owed under resale and repurchase agreements. Refer to Note 12 Fair Value of Financial Instruments for additional information regarding the resale and repurchase agreements. We do not present any repurchase and resale agreements entered into with the same counterparty under a master netting agreement on a net basis on our Statement of Financial Condition.

Refer to Note 4 Financial Derivatives for additional information related to offsetting of financial derivatives.

Resale and Repurchase Agreements Offsetting

In thousands	Gross Resale and Repurchase Agreements	Amounts Offset Under Master Netting Agreements	Net Resale and Repurchase Agreements		Securities Collateral Held Under Master Netting Agreements(a)	Net Amounts
December 31, 2015						
Resale Agreements	$ 103,917	$ -	$ 103,917	(b)	$ 103,531	$ 386
Repurchase Agreements	$ 489,732	$ -	$ 489,732	(c)	$ 489,732	$ -

(a) Represents the fair value of securities collateral purchased or sold, up to the amount owed under the agreement, for agreements supported by a legally enforceable master netting agreement.

(b) Represents the resale agreement amount included in securities purchased under agreement to resell on the Statement of Financial Condition.

(c) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $32 thousand at December 31, 2015, which is included in Other Liabilities on the Statement of Financial Condition.

The following table summarizes our gross repurchase agreements as of December 31, 2015 by type of collateral pledged. All repurchase agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2015. Overnight repurchase agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Repurchase Agreements By Type of Collateral Pledged

in thousands		Overnight or Continuous (a)
December 31, 2015		
Gross Repurchase Agreements		
U.S. Treasury and government agency securities	$	87,518
Residential mortgage-backed agency securities		180,285
Commercial mortgage-backed agency securities		221,929
Total	$	489,732

(a) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense at December 31, 2015, which is Included in Other Liabilities on the Statement of Financial Condition.

6. Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2015:

(in thousands)		Receivables		Payables
Net trade date receivable	$	197,467	$	-
Fails to deliver/receive		31,330		2,799
Other amounts due from/to brokers and dealers		18,464		679
	$	247,261	$	3,478

7. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2015, the Company had net capital of approximately $381.9 million, which was approximately $381.2 million in excess of its required net capital of $654,000.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2015, qualified securities designated for the exclusive benefit of customers totaled approximately $6.1 million. In addition, the Company maintained approximately $2.0 million in cash for the exclusive benefit of customers.

These balances are included in cash and securities segregated under Federal and other regulations on the statement of financial condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

8. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2015, are as follows:

(in thousands)

	Federal
Employee benefits	$ 5,459
Deferred compensation	6,022
Deferred revenue	(3,102)
Other tax liabilities	(180)
Net deferred tax asset	$ 8,199

At December 31, 2015, the Company did not have any amounts relating to uncertain tax benefits.

Examinations were completed for PNC's consolidated federal income tax returns for 2007 through 2010 and were settled with the Internal Revenue Service (IRS). The IRS is currently examining PNC's consolidated federal income tax returns for 2011 through 2013.

9. Related-party Transactions

Cash and cash equivalents and cash and securities segregated under Federal and other regulations include cash on deposit with PNC Bank N.A. of approximately $17.8 million. Cash and cash equivalents also include $106.0 million invested in a money market mutual fund with an affiliate BlackRock. Included in the other assets line item is $2.3 million of segregated cash collateral related to intercompany transactions. The Company also has an asset of $2.4 million with PNC Bank, N.A. related to an intercompany margin requirement.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through a $250 million subordinated line of credit. The line of credit bears interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2015, the Company had no outstanding balance under the line of credit. Borrowings under the line of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank, N.A., through a $1.0 billion and a $500 million lines of credit. The lines of credit bear interest at the Effective Federal Funds Rate plus 100 basis points. The lines also bear a 10 basis point charge for unused portions of the lines of credit. At December 31, 2015, the Company had total obligations of $388,000 under the lines of credit for amounts accrued.

The Company performs syndication services for third party clients of PNC Bank, N.A.

The Company pays monthly fees to PNC and PNC Bank, N.A. for occupancy, overhead and administrative services.

The Company also provides Retail Trading Desk services to PNC Investments LLC, an affiliate.

The Company utilizes forward contracts with PNC Bank, N.A. in the form of TBA ("To Be Announced") securities as described in Note 4. The total gross notional amount on the forward contracts at December 31, 2015 was approximately $166.8 million. The unrealized gain and loss on these instruments at December 31, 2015 was approximately $3.0 million and $2.8 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

During the normal course of business, the Company may execute transactions with PNC Bank, N.A. to purchase securities under agreement to resell or sell securities under agreement to repurchase. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliated entities. Related-party balances or transactions not discussed elsewhere as of and for the year ended December 31, 2015, are listed in the following table:

(in thousands)

Assets	
Other receivables	391
Liabilities	
Other liabilities	442

The Company participated in the PNC single employer pension plan as described in Note 10. The Company had a payable due to PNC for its required contribution of $14.8 million at December 31, 2015, which is reflected in accrued salaries and benefits on the Statement of Financial Condition. The Company had a payable due to PNC for post retirement benefits of $231,000 which is reflected in accrued salaries and benefits on the Statement of Financial Condition.

10. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN #251435979 (the "PNC defined benefit pension plan")), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined required contribution which includes service and interest costs related to participants of the Company. The Form 5500 for December 31, 2014 has been filed.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. PNC made a voluntary contribution of $200 million to the VEBA in December of 2015. Postretirement Benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension plan and the Postretirement Benefits are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2015, assets of the PNC qualified defined benefit pension plan were $4.3 billion and the projected benefit obligation was $4.4 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC made a voluntary contribution to the pension plan totaling $200 million during February 2015. Notwithstanding this contribution, PNC's required contribution for 2016 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

11. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of the year. As of December 31, 2015 no stock appreciation rights were outstanding.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 14 million at December 31, 2015. Total shares of PNC common stock authorized for future issuance under PNC equity compensation plans totaled approximately 15 million shares at December 31, 2015, which includes shares available for issuance under the PNC Incentive Plans and the PNC Employee Stock Purchase Plan (ESPP) as described below.

Certain employees of the Company receive options and/or awards/units under the PNC Incentive Plans. Grants of stock options and restricted stock awards/units were made in the form of a capital contribution by PNC to the Company.

Nonqualified Stock Options

Beginning in 2014, PNC discontinued the use of stock options as a standard element of their long-term equity incentive compensation programs under the Incentive Plans and did not grant any options in 2015. Prior to 2014, options were granted at exercise prices not less than the market value of a share of PNC common stock on the grant date. Generally, options become exercisable in installments after the grant date. No option can be exercised after 10 years from its grant date. Payment of the option exercise price may be in cash or by surrendering shares of PNC common stock at market value on the exercise date. The exercise price may also be paid by using previously owned shares.

The following tables and related information summarize the various stock option and award/unit activity for employees of the Company for 2015.

Stock Option Rollforward Table

	PNC		PNC Options Converted From National City		Total			
	Shares	Weighted Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2015	81,684	$54.69	1,758	$463.28	83,442	$63.30		
Granted (a)	-	-	-	-	-	-		
Exercised	(43,584)	56.71	-	-	(43,584)	56.71		
Cancelled	-	-	-	-	-	-		
Outstanding at December 31, 2015	38,100	$52.39	1,758	$463.28	39,858	$70.51	3.2 years	$1,635
Vested and expected to vest, December 31 (b)	38,100	$52.39	1,758	$463.28	39,858	$70.51	3.2 years	$1,635
Exercisable at December 31, 2015	38,100	$52.39	1,758	$463.28	39,858	$70.51	3.2 years	$1,635

(a) No stock options were granted in 2015.

(b) Adjusted for estimated forfeitures on unvested options

To determine stock-based compensation expense, the grant-date fair value is applied to the options granted with a reduction for estimated forfeitures. The Company recognizes compensation expense for stock options on a straight-line basis over the specified vesting period.

The total intrinsic value of options exercised during 2015, was approximately $1.7 million. Cash received from option exercises under all Incentive Plans for 2015 was approximately $2.5 million.

During 2015, the Company's employees exercised 43,584 stock options with 36,684 related shares issued by PNC from treasury shares of PNC common stock, and 6,900 related shares issued by PNC from newly issued PNC common stock.

Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards

The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals. The Personnel and Compensation Committee ("P&CC") of the Board of Directors of PNC approves the final award payout with respect to incentive/performance unit awards. These awards have either a three-year or a four-year performance period and are payable in either stock or a combination of stock and cash. Restricted share/restricted share unit awards generally cliff vest over a period of three years from the date of grant.

Beginning in 2013 and continuing in 2015, PNC incorporated several enhanced risk-related performance changes to certain long-term incentive compensation programs. In addition to achieving certain financial performance metrics on both a PNC absolute basis and relative to PNC's peers, final payout amounts will be subject to reduction if PNC fails to meet certain risk-related performance metrics as specified in the award agreements. However, the P&CC has the discretion to waive any or all of this reduction under certain circumstances.

The weighted-average grant-date fair value of incentive/performance unit awards and restricted share/restricted share unit awards granted in 2015 was $91.88 per share. The total intrinsic value of incentive/performance unit and restricted share/restricted share unit awards vested during 2015 was approximately $6.3 million. The Company recognizes compensation expense for such awards ratably over the corresponding vesting and/or performance periods for each type of program.

Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Incentive/ Performance Units	Weighted-Average Grant Date Fair Value	Nonvested Restricted Share/ Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2014	93,701	$71.61	128,252	$70.25
Granted (a)	44,638	91.69	55,010	92.03
Vested/Released (a)	(30,887)	68.76	(38,151)	60.56
Forfeited	(12,808)	79.70	(14,777)	80.03
December 31, 2015	94,644	$80.92	130,334	$81.18

(a) Includes adjustments for achieving specific performance goals for Incentive/Performance Unit Awards granted in prior periods.

In the preceding table, the units and related weighted-average grant-date fair value of the incentive/performance unit awards exclude the effect of dividends on the underlying PNC shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

Liability Awards

A summary of all nonvested, cash-payable restricted share unit activity follows:

Nonvested Cash-Payable Restricted Share Units – Rollforward

	Nonvested Cash-Payable Restricted Share Units	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2014	86,485	
Granted	31,061	
Vested/Released	(48,318)	
Forfeited	-	
Outstanding at December 31, 2015	69,228	$6,598

Included in the preceding table are cash-payable restricted share units granted to certain of the Company's executives. These grants were made primarily as part of an annual bonus incentive deferral plan. While there are time-based and other vesting criteria, there are no market or performance criteria associated with these awards. Prior to the 2015 grant, compensation expense recognized related to these awards was recorded by the Company in prior periods as part of the annual cash bonus process. Due to certain requisite service period changes in the award agreements starting with the 2015 grant (for the 2014 performance year), compensation expense is recognized ratably over a four year period commensurate with the performance year plus the three years of service-based vesting requirements.

The total of all share-based liability awards paid out during 2015 was approximately $4.5 million.

Employee Stock Purchase Plan
As of December 31, 2015, PNC's ESPP had approximately 1 million shares available for issuance. Full-time employees with six months and part-time employees with 12 months of continuous employment with a participating PNC entity, including the Company, are eligible to participate in the ESPP at the commencement of the next six-month offering period. Eligible participants may purchase PNC common stock at 95% of the fair market value on the last day of each six-month offering period. No charge to earnings is recorded with respect to the ESPP.

During 2015, PNC issued 1,405 shares of its common stock attributable to participants of the Company, at a purchase price of $90.87 per share and $90.55 per share at June 30, 2015, and December 31, 2015, respectively.

12. Fair Value of Financial Instruments

Fair Value Measurement
Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2 Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3 Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency debt securities, agency residential mortgage-backed securities, agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded financial instruments are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below.

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2015:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA derivatives	$ -	$ 5,156	$ 2,962	$ 8,118
Interest rate derivatives	-	27	-	27
Total financial derivatives	-	5,183	2,962	8,145
Securities owned at fair value				
Money market mutual fund	106,011	-	-	106,011
Trading securities				
Debt				
U.S. government and agencies (a)	22,887	5,076	-	27,963
Residential mortgage-backed agency	-	434,757	-	434,757
Commercial mortgage-backed agency	-	75,721	-	75,721
State and municipal	-	142,871	-	142,871
Corporate and other	-	17,842	-	17,842
Total trading securities	22,887	676,267	-	699,154
Total assets	$ 128,898	$ 681,450	$ 2,962	$ 813,310
Liabilities				
Financial derivatives				
TBA derivatives	$ -	$ 4,523	$ -	$ 4,523
Interest rate derivatives	-	2,742	-	2,742
Total financial derivatives	-	7,265	-	7,265
Securities sold not yet purchased				
Debt				
U.S. government and agencies	106,193	-	-	106,193
Residential mortgage-backed agency	-	21,853	-	21,853
Corporate and other	-	5,445	-	5,445
Total securities sold not yet purchased	106,193	27,298	-	133,491
Total liabilities	$ 106,193	$ 34,563	$ -	$ 140,756

(a) Includes $6.1 million qualified securities designated for the exclusive benefit of customers (See Note 7).

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2015:

(in thousands) **Level 3 - Instruments Only**		Reconciliation of Level 3 Fair Value Financial Instruments Owned at Fair Value
Balance at beginning of year	$	1,945
Total gains or losses (realized/unrealized)		
Included in earnings		1,017
Balance at end of year	$	2,962

The following represents additional fair value information related to financial instruments:

December 31, 2015

(In thousands)	CARRYING AMOUNT	FAIR VALUE	Level 1	Level 2	Level 3
Assets					
Cash and due from bank (a)	$ 19,821	$ 19,821	$ 19,821	$ -	$ -
Short-term assets	111,202	111,202	-	111,202	-
Money market mutual fund	106,011	106,011	106,011	-	-
Trading securities (b)	699,154	699,154	22,887	676,267	-
Financial derivatives					
Not designated as hedging instruments under GAAP	8,145	8,145	-	5,183	2,962
Total Financial Instruments	$ 944,333	$ 944,333	$ 148,719	$ 792,652	$ 2,962
Liabilities					
Borrowed funds and other	$ 624,043	$ 624,043	$ 106,193	$ 517,850	$ -
Financial derivatives					
Not designated as hedging instruments under GAAP	7,265	7,265	-	7,265	-
Total Financial Instruments	$ 631,308	$ 631,308	$ 106,193	$ 525,115	$ -

(a) Includes $2.0 million in restricted cash for the exclusive benefit of customers (See Note 7)

(b) Includes $6.1 million qualified securities designated for the exclusive benefit of customers (See Note 7)

During 2015, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities as the table excludes the following:
• real and personal property,
• other assets and reserves,
• other accrued expenses, and
• other general liabilities.

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Balance Sheet approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and Cash Equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:
• cash on deposit with PNC Bank N.A.,
• segregated deposit with PNC Bank N.A., and
• money market mutual fund investment with an affiliate.

Cash and due from banks are classified as Level 1.

Short-Term Assets
The carrying amounts reported on our Statement of Financial Condition for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
• resale agreements,
• interest rate swap collateral with an affiliate,
• cash collateral at Fixed Income Clearing Corporation, and
• accrued interest receivable

Short-term assets are classified as Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2015, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Borrowed Funds and Other
The carrying amounts of repurchase agreements, trading securities sold short, and accrued interest and fees payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated using either prices obtained from third-party vendors or an internally developed discounted cash flow approach taking into consideration our current incremental borrowing rates for similar instruments.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows. A forward settling security classified as a derivative with significant unobservable inputs pertaining to liquidity risk was classified as Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of discount for liquidity risk.

13. Financial Instruments With Market and Credit Risk

The Company enters into various transactions involving financial instruments with market and credit risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and conduct related hedging activities, and are subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to market and credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

14. Litigation

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings (the "Disclosed Matter," which is the matter disclosed in this Note). For the Disclosed Matter, as of December 31, 2015, we estimate that it is reasonably possible that the Company could incur losses in an aggregate amount of up to approximately $6.0 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in the description of the Disclosed Matter certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

In 2009, Fulton Financial Advisors, N.A. filed a lawsuit against the Company in the Court of Common Pleas of Lancaster County, Pennsylvania arising out of Fulton's purchase of auction rate certificates (ARCs) through the Company (Fulton Financial Advisors, N.A. v. PNC Capital Markets LLC (CI 09-10838)). Fulton also filed an analogous lawsuit against NatCity Investments, Inc. an affiliate of the Company. The lawsuit alleges violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that the Company knew or should have known of the increasing threat of the ARC market becoming illiquid; and that the Company did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through the Company for a price of more than $123 million. In its complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

The Company filed preliminary objections to Fulton's complaint, which were denied. Fulton filed an amended complaint in December 2013, reasserting its negligence and breach of fiduciary duty claims and adding a new claim under the Pennsylvania Securities Act. In February 2015, both parties filed motions for summary judgment.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. Areas of current regulatory or governmental inquiry with respect to PNC include municipal finance activities. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

In addition to the matter described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the matter described above or otherwise, will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

15. Commitments and Contingencies

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2015, future minimum rentals under these lease agreements aggregated to approximately $1.7 million. Minimum rentals for the years 2016 and 2017 are approximately $1.4 million and $271,000, respectively. There are no rental commitments after 2017.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no other contractual commitments at December 31, 2015.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statements in 2015.

16. Subsequent Events

The Company has conducted a review for any additional significant subsequent events through February 26, 2016, that would require additional disclosures. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these notes to the financial statements at December 31, 2015.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
PNC Capital Markets LLC:

We have examined PNC Capital Markets LLC's (the Company) assertions, included in the accompanying PNC Capital Markets LLC Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period January 1, 2015 to December 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2015, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the period January 1, 2015 to December 31, 2015, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on PNC Capital Markets LLC's compliance with the financial responsibility rules.

pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PNC Capital Markets LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

Pittsburgh, PA
February 26, 2016

PNC

PNC Capital Markets LLC Compliance Report

PNC Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the period from to January 1, 2015 to December 31, 2015;

(3) The Company's Internal Control Over Compliance was effective as of December 31, 2015;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of December 31, 2015; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

PNC Capital Markets LLC

I, Charlotte McLaughlin, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]

Title: Charlotte McLaughlin
Chief Executive Officer

February 26, 2016

pwc

Report of Independent Accountants

To the Board of Managers of
PNC Capital Markets LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of PNC Capital Markets LLC for the year ended December 31, 2015, which were agreed to by PNC Capital Markets LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating PNC Capital Markets LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for PNC Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed the amount $185,891 listed on item 2B to a wire dated July 29, 2015 and payable to the order of Securities Investor Protection Corp obtained from management, noting no differences.
    b. Agreed the amount of $153,825 listed on item 2F to a wire dated February 24, 2015 payable to the order of Securities Investor Protection Corp obtained from management, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $237,291,448 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b (2) of $8,437,225 to the audited Form X-17A-5 line item Net trading losses for the year ended December 31, 2015, noting no differences.

    b. Compared deductions on line 2c (1) of $3,025,926 to account 52179 in the General Ledger and support entitled "Retail Trading Desk Passback" provided by management relating to revenues earned from the sales of shares of registered open end investment companies and unit investment trusts for the year ended December 31, 2015, noting no differences.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

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c. Compared deductions on line 2c (3) of $90,559 to accounts 67571 and 67915 in the General Ledger, which relate to commissions paid to other SIPC members in connection with securities transactions during the year ended December 31, 2015, noting no differences.

d. Compared deductions on line 2c (8) of $100,133,905 to account 52560 cost centers 0087001 and 0087003, account 54406 and account 55435 in the General Ledger, which relate to revenues earned but not related directly or indirectly to the securities business for the year ended December 31, 2015, noting no differences.

e. Compared deductions on line 2c (9i) of $6,591,870 to account 36420, account 44320, account 44850, account 44851, account 45500, account 45510, account 45520, account 45525, account 45526 and account 45950 in the General Ledger for the year ended December 31, 2015, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $135,886,413 and $339,716, respectively of the Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of the Total Additions on page 2 of $8,437,225 of the Form SIPC-7, noting no differences.
   c. Recalculated the mathematical accuracy of the Total Deductions on page 2 of $109,842,260 of the Form SIPC-7, noting no differences.
   d. Recalculated the mathematical accuracy of the "Retail Trading Desk Passback" schedule provided by management in support of the deduction taken on line 2c (1) relating to revenues earned from the sales of shares of registered open end investment companies and unit investment trusts for the year ended December 31, 2015, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Managers of PNC Capital Markets LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032493 FINRA DEC
PNC CAPITAL MARKETS LLC
ATTN CRAIG WICKS
225 5TH AVE
PITTSBURGH PA 15222-2724

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig Wicks 412-762-9595

2. A. General Assessment (item 2e from page 2) $ 339,716

B. Less payment made with SIPC-6 filed (exclude interest) 07-29-15 (185,891)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 153,825

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 153,825

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $153,825

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PNC Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

Craig Wicks (FINOP)
(Authorized Signature)

V.P. (FINOP)
(Title)

Dated the 24 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2015
and ending 12-31-2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$237,291,448
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	8,437,225
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	8,437,225
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,025,926
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	90,559
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Loan Syndications & Asset Securitizations (Deductions in excess of $100,000 require documentation)	100,133,905
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $6,591,870	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	6,591,870
Total deductions	109,842,260
2d. SIPC Net Operating Revenues	$135,886,413
2e. General Assessment @ .0025	$339,716 (to page 1, line 2.A.)